Filed by Arris Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pace plc

Date: April 23, 2015

ROUGHLY EDITED COPY

Nasdaq

ARRIS Corporate Conference Call

Catherine De Fazio

April 22, 2015

CART/CAPTIONING PROVIDED BY:

ALTERNATIVE COMMUNICATION SERVICES, LLC

PO BOX 278

LOMBARD, IL 60148

“This text is being provided in a rough draft format. Communication Access Realtime Translation (CART) is provided in order to facilitate communication accessibility and may not be a totally verbatim record of the proceedings.”

>> Operator: Good afternoon, ladies and gentlemen. Welcome to the ARRIS conference call. My name is Chris, I’ll be your conference moderator today. At this time all participants are in a listen-only mode. Later we’ll conduct a question-and-answer session. At that time you may press star followed by 1 to pose your question or comment. If at any time you require operator assistance, press star 0 and an operator will assist you. As a reminder, this conference is being recorded for replay purposes. At this time, I’d like to turn the conference over to your host for today, Mr. Bob Buccini. You may proceed.

>> Thank you, Chris. We’ll be using a series of slides during our webcast that are posted on the website in the Investor Relations section. With me today is Bob Stanzione, David Potts, Larry Robinson, Bruce McClelland, and Patrick

Macken. On the phone from Saltaire, United Kingdom is Pace Chief Executive Officer, Mike Pulli. A replay of the call and the slides will be available on our corporate website for the next 12 months. Before we begin, please go to chart three.

During this call, we may be making forward-looking statements, including statements regarding the timing, completion, and expectations of the proposes traction. It is important to note that actual results may differ materially from those suggests by any forward-looking statements which may be made during today’s call.

For further information, in this regard, and for specific examples of risk, that could cause actual results to differ materially from those forward-looking statements, please see our recent filings with the SEC. Go on to chart five, please. We know the transaction being discussed today is the discussion of ARRIS and Pace shareholders. Statements will be filed by ARRIS with the SEC and other documents filed by ARRIS with the SEC as they will contain important information about the transaction. The parties and the risks associated with the transaction.

Finally, under the UK takeover code and SEC regulations, we are limited in what we can discuss with respect to the transactions. We have created a special section on our website under the Investor Relations section where we will post all material documents related to the transaction. Including those filed with the SEC.

We urge investors to visit that portion of our website for additional information. Now if we could go on to chart six, I’d like to turn the call over to Bob Stanzione.

>> Thanks, Bob and good evening everyone. Thank you for joining the call on such short notice. First I’d like to thank Mike Pulli for your hard work throughout the process to get us to where we are and also for staying up late tonight to do this call with us from the UK.

The next thing I’d like to say is this combination really enhances shareholder value for ARRIS as well as pay shareholders. It significantly enhances ARRIS’s national presence. Pace is a strong business and we look forward to adding that to the ARRIS base.

This transaction provides a large scale entry into the satellite segment. Which is an important market opportunity for us and one that we have been focused on for quite some time. It gives us a broader product portfolio in equipment, software and in services, as well as greater scale to accelerate innovative new products.

When we look at the accomplishment of the world class technology in Pace, it becomes a great complement to what we have here at ARRIS. The two companies together, we have about 8 billion in pro forma revenues, about 8500 combined employees, spread across the globe, and the transaction is accretive and it maintains a strong capital structure with a lot of flexibility to go forward.

So, if we go to chart seven, just some headlines before we go into the details a little more deeply. This is a stock and cash transaction. The transaction equity value is about $2.1 billion or about 1.4 billion pounds. 76% of that is in stock and 24% in cash.

It’s a strong fit with the ARRIS strategy. It diversifies our customer base, it broadens our product portfolio, and it, it gives us enhanced global presence. It enhances the scope and scale of the company and gives us the ability to invest in innovative technologies for customer responsiveness.

It’s accretive materially, and it enhances shareholder value. We expect non-GAAP EPS accretion of between 45 and 55 cents on a non-GAAP basis in the first 12 months after closing. It maintains capital structure flexibility and pro forma non-GAAP tax rate will be reduced to 26 to 28%. Transactions expected to close in the second half of this year with customary regulatory approvals and shareholder approvals from both ARRIS and Pace.

And now I’d like to introduce our General Council, Patrick Macken who will go a little bit deeper into the post closing structure.

>> Thanks, Bob. As part of this transaction, we will form a new holding company which we refer to as New ARRIS. ARRIS and Pace will become subsidiaries of the new holding company. The New ARRIS will be incorporated in the United Kingdom, however our operational headquarters will remain in Suwanee, Georgia. Our Board of Directors will serve as Board of Directors of the new holding company and Bob will continue in the role of CEO and Dave as CFO following the transaction. We expect that the shares of New ARRIS will continue to be lifted on Nasdaq. Next slide, please?

As Bob mentioned, we, the transaction is, we are, excuse me, in connection with the transaction, Pace shareholders will receive both cash and shares in New ARRIS with a transaction equity value of approximately $2.1 billion. The Pace shareholders will receive approximately 132.5 pence in cash and .1455 shares of New ARRIS. That represents a premium to the last closing share price for Pace on the day the exchange ratio was set, which was April 21st of approximately 28%. And a 24% premium to the three-month average share price. The ARRIS shareholders will each receive one share in New ARRIS for each ARRIS share they currently hold and that will be a taxable transaction.

As Dave will describe in a moment, we have secured committed funding for the transaction as required under the UK takeover rules. On a pro forma ownership basis, the current ARRIS shareholders will hold approximately 76% of New ARRIS with the Pace shareholders holding approximately 24%.

>> Thanks, Patrick. So let’s go to chart ten. Just a quick overview of ARRIS stand alone company. I think most of you have seen this chart before, if you follow ARRIS, if you follow Pace, maybe not. In 2014, our fiscal year revenues were about $5.3 billion. We had over 1,000 customers globally. About 84 countries are covered with both direct and indirect presence through channels. We have about 6500 employees, our headquarters is here in Suwannee, Georgia. North of Atlanta and we have about 2,000 patents approved and pending.

The portfolio of the company, as shown on chart eleven, include two product segments. We call one segment network and cloud and the other segment is customer premise equipment. The network and cloud segment, we have five categories. The CMTS or CCAP. These are routers used to provide high speed data service to customers worldwide. We have video infrastructure products, access and transport products which include optical nodes, head end equipment, as well as RF amplifiers.

We have a cloud services business, and as well as a Global Services, professional services business.

On the customer premises side of the business, the bulk of the revenues in the company, we sell video gateways, set top boxes, modems, connected TV clients and multiscreen solutions. With that, I’d like Mike to describe on the next couple charts what Pace does.

>> Thanks, Bob. I also want to thank Bob and his team who have worked pretty tirelessly in getting this to where we are today. Thanks to you, Bob, and your team. On slide twelve, same format as Bob just ran through with regards to ARRIS. Pace is a $2.6 billion company as reported on fiscal 2014 revenue. We have over 200 customers in 50 countries, approximately 40% of our revenues come away from North America. Our headquarters is in Saltaire, England, about a two-hour train ride north of London. We have 2,000 employees globally and 500 patents pending or approved.

On slide 13, very quickly, through our product line, lots of words here, as Bob alluded to, ARRIS as a CPE business, as we do as well, so you see gateway media servers and set top boxes, as well as clients, in that box, we also have a network equipment business that does fiber-optic transmitters and receivers and in the triangular section there, the rectangle sections there, that’s our software and service business, middleware, device management, conditional access and cloud-based solutions sit inside that business unit as well for us.

Okay...

>> Thanks, Mike. Onto chart 14, just to emphasize the points that we’ve been making here that there’s a significant addressable market opportunity for the combined enterprise in the areas of both satellite and cable as well as Telcos around the world. You can see a small subset of the customers that we, together are addressing worldwide. As I said earlier, Pace’s business is more weighted outside the US than ARRIS is, although both of us do a lot of business in the US. So the additional business that Pace brings along, certainly helps diversify our international presence.

And now over to Dave Potts.

>> Thanks for joining us. I’m absolutely thrilled to be here to speak to you. This is just a tremendously exciting and powerful combination of our two companies. And indeed, the transaction is very financially compelling. On pro forma basis, as Bob said, our revenues will be at both $8 million. We expect the transactions to be accretive to our non-GAAP earnings and we believe we have significant synergy opportunities, particularly in the areas of product costs, operating costs and public company costs. We do have work to do on this in analyzing. We anticipate that our non-GAAP tax rate will drop to approximately 28 to 26, 26 to 28%. Finally it really is important to note that our capital structure will be strong post to close with target cash of over $600 million and an undrawn revolver of about $500 million and expected leverage ratio of less than two and a half times. This should provide us with significant flexibility on a go-forward basis.

Onto the next slide, please? So on this chart, I have some of the key aspects of the transaction financing. On the sources side, we’ll go incrementally, $700 million. This is being underwritten by Bank of America and fully committed as you’ll discover as you look at the documents on the website. And we’ll issue about 48.2 million shares, a value about 1.45 billion and we’ll finance the rest through cash on hand. On the uses side, we’re giving Pace shareholders 132.5 pence for cash. We’re using new shares for the balance for 1.45 of the consideration. We’ll have some fees which we estimate to be about $100 million for fee and expenses. Again, we believe that what we put together provides us with a tremendous capital structure for the future.

So, with that, back to you, Bob.

>> Thanks, Dave and so, let’s go back to chart 18 and just review. The combination does significantly increase our international presence. Gives us large-scale entry into satellite. It gives us a broader product portfolio, world class technology in people by the combination of the talents of the two companies. Over $8 billion of pro forma revenue, about 8500 combined employees, globally, and the transaction is accretive. Right out of the chute. So, with that, back to you, Bob, for Q&A.

>> Thanks, Bob. With that, we’d like to open the lines for questions. Chris, would you come back on please and remind everybody how they can get in the queue?

>> Operator: Thank you, ladies and gentlemen, at this time, if you wish to pose a question or comment, press star followed by 1. Questions will be taken in the order received. Pause for a moment to compile the list. Our first question comes from the line of Rich Bolera with Needham & Company.

Q. Thank you. From an antitrust perspective, I wonder if you could talk about what you estimate your global market share will be in the set top box market and then also what your North American market share would be in the video set top box market?

A. I, I don’t think we have those at this point. I think it’s too early for us to be reporting that. We’re both strong players in both areas. Both US and international. But... we’re not prepared tonight to give market share numbers.

Q. I just wonder if you can talk at all about the potential antitrust and you know, how, how much that’s been vetted in what you’ve looked into on that front?

A. Well, we certainly know that we’re going through the regulatory process to have this deal approved. We’re very confident that we will be able to have it approved. There are a lot of players in this business, many players in this business, as you’ve noted, over the past several months, there’ve been a number of new entrants on the side of new services that are being offered over the top, as well as new devices that are used in the home in order to translate those over the top services into video streams to serve television sets. So... there are a lot of players in the business.

Q. Got it. And then, you’ve got some mutual customers, Comcast being a notable one, where you’re sort of a dual, the two of you are the two suppliers, I’m curious, you know, if you have run this by Comcast or how you think that situation might play out given that I think, Comcast generally likes to have two suppliers and the combination of you two would bring that to one supplier?

A. Right, I apologize, I can’t really comment on a particular customer. But... we believe that globally, customers are looking for suppliers that can, that have the scale, and the capability to innovate, to drive cost out of the business. And we believe that this transaction will be well-received by the customers globally.

Q. Got it. One on the accretion, can you say how much of the, the knockoff EPS accretion is due to the tax rate, the lower tax rate? How much it due to operating?

A. It’s all encompassed in it, but we’re not getting into the individual components of it at this stage.

Q. Okay, fair enough. Well congratulations and good luck on getting it closed, gentlemen?

A. Thank you.

>> Operator: The next question comes from the line of Sasan Sah. You may proceed.

Q. Hi, just wanted to follow-up on the antitrust side, just what specific regulatory approvals you know, will be needed here as far as country, HSR, any others outside of the US? And then also, just maybe, if you could talk about how this deal came about, was it because of the stronger dollar? You know, and, and you approached them as well or some other factors on, on why now and, and just kind of a little bit of background. Thank you.

A. Well, I’ll speak for ARRIS, and answer the second part of that question and ask Patrick to answer the antitrust part of the question, but I think both Mike and I have a responsibility to do the best we can to enhance the, the value of our share for our shareholders. And, and this deal certainly is a direct path to do that. So...we’re always looking for ways to enhance shareholder value. And...and I think this will demonstrate itself in the future to do just such, just that. Patrick, on the antitrust?

A. With respect to the antitrust filing, there’ll be several jurisdictions, obviously, including the United States that we’ll have to make filings in. You will have seen that we put out a rule 2.7 offer and in that, we do detail the jurisdictions where we will be making filings.

Q. Okay, perfect and, just, just to follow-up, in regards to the background, is this something that you approached them or the deal was mutually agreed to? Were they auctioning off the company? Just wanted to find that out?

A. No, there was no auction. It was, it was mutual. It was a mutual, mutually-sought transaction.

Q. Perfect. Thank you again, congratulations.

A. Thank you.

>> Operator: Our next question comes from the line of Tim Quillin with Stevens Incorporated. You may proceed.

Q. Good afternoon, thank you for taking my question. So, I think one of the highlights of the acquisition, you mentioned was broadening international exposure, but Pace is, you know, still a majority North American company, I’m just wondering if there’s, if you see specific opportunities where the combined companies can increase the amount of business you do in Europe and other parts of the world.

A. We do, indeed. Again, Pace, and I’ll maybe ask Mike to add on here, but...Pace has over 40%, I believe, of their business based on last year’s disclosures. Outside of the US. ARRIS has under 30% in the high 20s, you can see they’re weighted more outside the United States. When we look at our customer lists, they don’t overlap that much outside the United States. It gives us a good opportunity to grow in the international areas. Particularly in Latin America where there’s a lot of activity going on now. I’ll ask Mike to chime in on this.

A. Sure, thanks, Bob. I think you summed it up pretty accurately. When you look outside of the US, we are extremely complementary. I would ask a combined company to further that revenue based on the fact that the products are there, the customers are there and you know, with the expertise that ARRIS has and that we have, I think it’s, it’s a good thing. It’s a very positive thing.

Q. Great, thank you and just, just Dave, I know you didn’t want to talk about the specifics of, of cost synergies, but, could you just give us a flavor of how material those might be? And I’m also curious if there’s any dissynergies that you see in the businesses, where you might have overlapping product lines? I’m thinking within the capable plan world with Aurora and your business, where there might be you know, some cost dissynergies for you.

A. We’re still really in the middle of assembling the various pieces of it, so we won’t get into the aggregation of it, but all the things you just described, of course, are things we’ve thought about and have put into our [indiscernible].

Q. Oh, okay. Thank you.

>> Operator: Our next question comes from the line of Simon Leopold with Raymond James. You may proceed.

Q. Thank you. I wanted to see if we could get a better understanding of where the companies overlap and where they don’t. I think much of the folks of ARRIS are familiar with the set top box overlap, but maybe less familiar with where Pace is in terms of the satellite business, so, some of the metrics that would help us better understand where the products are overlapping and where they’re additive or accretive to the story. Can you give us a little more color on that regard?

A. Not much, but I can give you a little. First of all, the satellite area is one that ARRIS has been targeting in our strategy for the past two or three years. We do a very small amount of satellite business outside the US. We do none in the

US right now. And as you know, that is an area of, of intense interest right now. Because of other deals that are happening in the marketplace.

It’s also an area where we expect there to be great growth in other parts of the world. So, satellite was an area that we were honing in on and Pace brings great straight and accomplishment in that area.

There are some areas of overlap, of course, it’s well-known that we both supply set tops to some of the same customers. We’ll be able to combine those product lines, just like when ARRIS and Motorola got together two years ago, there was some overlap and we quickly combined those product lines, combined the product road maps, and we were able to actually accelerate the development of, of new and innovative products.

So, yes, there’s some overlap, for the most part, there’s not. There’s a very -- there, I think the two companies are very complementary.

Q. So, when you look at the, the earnings accretion, you’re predicting 45 to 55 cents of earnings accretion, first 12 months after the deal’s done. Can you help us understand what kinds of assumptions you made in terms of either revenue dissynergies or operating expense synergies, just to get an order of magnitude from the top line or expense contributions to that?

A. We just can’t at this stage, Simon. There really are some very strict rules on stakeholder calls that won’t allow us to speak of disaggregations at this stage.

Q. Did you make an assumption for revenue dissynergy in that? Even if you can’t quantify it, can you sort of tell us --

A. The last question was did you think about dissynergies in revenue and positive costs? Yes all of those things encompass what we’ve done, so the answer is yes.

Q. And in terms of the timing of this deal, you mentioned the second half of this calendar year, I’m assuming that there will be a pretty thorough antitrust investigation given kind of the scale of this business. Can you give us sort of your best judgment of how long such an antitrust review should or shouldn’t take? Just so we have a better understanding of that element of the timeline?

A. This is Patrick. I think it’s probably a little too early to say at this point, I mean, it is, obviously, a complex transaction, we’ve got both the Pace shareholders and the ARRIS shareholders have to vote and we also have the regulatory approvals. So, it’s a little premature for us to give any sort of strong estimates. And so, that’s why I think we’d say late, late 2015.

Q. Okay, that’s very helpful. Thank you, that’s all I had.

A. Thanks.

>> Operator: The next question comes from the line of Doug Clark with Goldman Sachs. You may proceed.

Q. Great, thank you, one quick clarification on the tax rate going from 26 to 28%, is that because of the business moving to an incorporation in the UK?

A. Yes, that’s a big driver to it.

Q. And is another driver just the reallocation of revenues on a geographic basis?

A. Part of it, but I’d say the, just our ability to, to be able to indeed help, go through all the various jurisdictions and planning the taxes, but yes.

Q. Okay, and then my second, larger question is, certainly there’s been a lot of, or there is a lot of consolidation going on within the carrier realm, as this would drive a lot of consolidation within the set top box vendor ecosystem, is this, in a way, an effort to kind of combat the potential impacts of that customer consolidation? In other words, do you think this will provide any opportunity for better pricing power? Pricing terms? Or is it just scale for cost reductions?

A. You know, I don’t think we think about it that way. I think that scale helps us to do a number of things. We can, we can drive cost down, we can be more innovative, we can be more responsive to customers and that, in both cases, with lower costs and more innovation and that opens doors to new opportunities in, in several realms. So...we, we look at it kind of on a holistic basis.

Q. Okay, thanks a lot.

A. Mm-hmm.

>> Operator: Our next question comes from the line of Joseph Wolf with Barclays. You may proceed.

Q. Thank you. I had a question about the next generation side of the business. You made investment in active video, I think that was announced last week. I’m wondering how much overlap there is in cases working with the OT side of the business, new delivery mechanisms moving to the cloud and that side of the business?

A. Bruce McClelland is here and prepared to answer that question.

A. Yeah, so I think both companies complement the CPE business with investments around software, including a run time software in the home as well as a lot of focus around cloud-based applications and services. And so, I think we, we certainly look at it as complementary. It’s a, it’s a, kind of a new area as, as the operators are moving more functionality and services into the cloud to try and speed up innovation and speed up the pace at which new services can be launched and that, certainly, was the philosophy behind our AVM announcement a week ago, along with the opportunity to partner closely with one of our large customers here in the US. So... you know, I think, I think there’s lots of room for, you know, putting together the technologies and the teams and making more of what both of us are doing today.

Q. Did Pace have anything specific along the same lines that ARRIS had?

A. I think, I think there’s a number of areas that are similar there. Including some of the work they’re doing in conditional access and DRM and, and multiscreen kind of whole home solutions, yes.

Q. Okay and I guess, just to go into that cloud a little bit, are there new networks being built, new customers where you’re pulling things off the set top box and into kind of the cloud where the set top boxes, even if we look at this as a consolidation of the set tox box, is this also a, a move away from, to mover an agnostic delivery system? That we can provide together?

A. Well, you know, I guess we, we see it as an evolution of what’s going on inside the home and the delivery network architecture, as opposed to you know, a broad shift. I know Larry’s talked on previous calls about the move towards a gateway architecture in the home. That provides an interface to customer-owned devices in the home. And at the same time, the network’s evolving to increase feeds to get content to the home more quickly and increase the size of the bandwidth, as well as the end, virtualize some of the functions. We use network DVR as an example of being able to complement the storage in the home with a network-based storage architecture, which then allows you to stream not only to the main screen TV, but also to connected devices and so, I think, we, we believe there’s an ongoing trend towards that type of architecture. Again, which was, you know, the motivated force behind the joint venture, acquiring AVM that we announced.

>> Operator: The next question comes from the line of James Kissner with Jefferies. You may proceed.

Q. Thanks, my first question, housekeeping, is there a breakup feel for this deal if it’s not consummated?

A. Yes, $20 million that would be payable under certain conditions.

Q. Okay, and I guess, I assume you guys have probably talked quite a bit in the past, but you’re going to have your hands full for awhile. Does this prevent you from doing other stuff for some period of time, is that fair?

A. I would not slam the door shut on our doing other deals. We, we just did AVM a week ago, with Charter and formed a joint venture. I think that was a good move for us. At the same time, we were working with Mike on this deal. So... I think we can, again, I wouldn’t close the door on that, James.

Q. Okay, thanks. Just one final one. You guys talked about, publically, about more exposure to Telcos outside of GPE, and I guess there’s been activity at Comcast and fiber, I guess Aurora had interesting applications, does this sort of help broaden your reach other than just say satellite set tops? I’m just curious if there’s some technological assets in there that are interesting for you here?

A. I think the answer to that is a resounding yes. I think the business of delivering Wideband services over fiber is changing very quickly and we think that the combined resources of these two enterprises is going to allow us to move quickly to, to address some of the opportunities that are out there right now. That’s a very rapidly changing business and one where I think there’s a lot of opportunity.

A. Back to your question on M&A, again, I can’t emphasize enough, the capital structure we’ve got as we come together will be one in which, you know, as great cash on the balance sheet, revolver and also a leverage ratio which is excitably manageable. I think our ability to continue to do things is there and you know, we want to be you know, able to execute on opportunities that come.

Q. Good, that’s very helpful, congrats, thank you.

>> Operator: Our next question comes from the line of Amid Porsi with UBS. You may proceed.

Q. Hi guys, if you answered this question, skip it and move onto the next one, I was curious in terms of the timing of the deal, why did it make most sense to pursue Pace at this juncture?

A. We’ve been looking at ways to grow the company for you know, forever. You know, we just finished two years ago, the acquisition of Motorola Home. And it was time to move on. I think that the timing on this is, is perfect. The capital markets are, are out there in a very giving state right now. The folks at Pace were looking for their next step. They’ve done a remarkable job over the past three years of improving their company. It’s in good shape, ARRIS is in good shape and we’re looking for the next step.

Q. And then, maybe just a related question, too, I think one that was asked previously. I guess the other key aspect of your portfolio is the broadband access side of the business. I’m curious how you sort of weigh you know, your appetite to consolidate or do acquisitions to bolster access, particularly with the Telco customer base, beyond just cable.

A. We’re very interested in beyond cable, in fact, this, this deal brings us square into the satellite delivery area, which is an area that I mentioned earlier. Pretty interesting to us. And... we would be continuing to be looking for opportunities to either organically, and refer right back to the Aurora discussion we just had, where both Telcos and, and cable companies are going to be improving their plan over the next several years.

So, we’d be continuing to look both organically, as well as for M&A transactions.

Q. Okay, got it, thank you, guys, congrats.

A. Thank you.

>> Operator: The next question comes from the line of Thatcher Shaw. You may proceed.

Q. Hi, good evening, again. I just wanted to ask about, if this deal would be classified as an inversion? Are you expecting kind of pushback from the governmental authorities. I haven’t looked at what the pro forma company would look like, but wanted to make sure is this, would this deal be classified as an inversion? Is there any issues that you’re expecting in that regard?

A. Yes, it is an inversion and no, we’re not expecting any issues. There, there was a lot of flack over inversions back during the election periods last year. At that time, the regulators changed some rules, we’re well within the rules for an inversion. And... and we’re, we’re going to enhance shareholder value as a result of this. And we’ll still be a big taxpayer by the way.

A. And strategy first. I mean, [indiscernible] is helpful, but it’s strategy first.

Q. So, just looking at your presentation, I think it just got posted, so your shareholders, ARRIS shareholders go on 76%, is that why the issue is somewhat mitigated?

A. Well, that’s, in fact, I think I misspoke on that on the first chart when I said 76%, I meant to say 76% of the shares would be owned by ARRIS. Correct?

A. Correct.

A. And thanks for giving me an opportunity to correct that, but I think that the rule is 20% minimum ownership in order to do an inversion and therefore, the 24% is well within that rule.

Q. Okay, perfect. And so, as far as other deals are concerned, I think you mentioned a possibility. We’ve seen transactions for inverted companies because of favorable tax rates, it seems like after this transaction, you may be lining up for additional deals because of your favorable tax status?

A. So, it’s helpful, but again, our strategy has been quite consistent organically and inorganically, we’d be able to go off and seize opportunities. Again, the way we structured this, the capital structure will have both. One in which, let’s continue to [indiscernible] the market on both sides, organic and inorganic. That’s part of our strategy.

A. Right.

Q. Perfect, thank you, guys, congratulations again?

A. Thank you.

>> Operator: Our next question comes from the line of Tim Quillin with Stevens Incorporated. You may proceed.

Q. Thank you for taking my follow-up, I got kicked off the call for a few minutes, but I was wondering if you could provide any kind of pro forma cash flow projections? So after the, the, the merger is complete, what kind of cash flow generation would you expect? And how quickly could you delever?

A. Sorry, we’re not, we’re not in a position to be able to provide projections, profit forecasts at this stage. The takeover code in the UK is one that’s very precipitative and not something we can do at this stage.

Q. Okay, fair enough. Thank you, congratulations on this deal.

A. Sure, thanks.

>> Operator: Our last question comes from the line of Todd Mitchell. You may proceed.

Q. Hi, yeah, I have a question, so, it seems to me there’s a fixation with the idea of going to set topless box world, but in fact, this transaction kind of is a strategic bet of quite the opposite. I was wondering if you could address that? It seems to me that your thought here is to take the portfolio more towards video as opposed to just data. And... in taking it to satellite, more to the idea that satellite boxes are going to have data components on them, be hybrid in the way they’re delivered and I guess, is my thought here, is your thought here, that basically the reality of the way these networks is going, is that there’s more intelligence going into the client’s site, CPE and, and that sort of underlies why this is the asset to buy? As, I mean, in addition to sort of rationalizing the industry structure and consolidating capacity?

A. Larry, you want --

A. Sure, Bob. So I think, we’ve been talking awhile about the evolution of the set top in the home, much more to gateway architecture and while we kind of reference, at times, the “set top business,” really, our view, it really is evolving to one of, you know, once again, a gateway architecture that delivers content to a variety of, of, variety of endpoints insides the home. And as Bruce talked earlier, I mean, coupled with that evolution of devices in the home, there is a shift in, in some functionality that is moving into the network or into the cloud if you will. But I think our belief is that, you know, there’s a role for CPE in the home for quite some while. For quite a time period in front of us. And it’s, it’s tied, very much, to, to video, but also, obviously, that migration IP video and, and increasing broadband speeds into the home.

A. Yeah, just to add to that for a minute, as you said, the devices are getting more complex, not less, the level of wireless complexity to make sure you’ve got good broadband coverage in the home, just continues to, to increase and, you know, I should have mentioned earlier, with the AVM connection, there’s a cloud-based user interface and delivery architecture, at the same time, Charter’s announced a NexGen device in the home as well.

Q. Could I ask just one follow-up on that? You keep emphasizing the satellite business and getting into the satellite business, is there your belief that you know, with some of these major satellite players being acquired by, you know, wireline operators or seeing wireless and satellite, that there is technology components that you have as a set top box, you know, in your historical wireline provider that can position you better in the next RFP bids against maybe their incumbent providers who have historically been more satellite centric and not necessarily having much of a data business.

A. I’m not sure I followed your question entirely at the end there. I think from a capability standpoint, you know, the combination of, I’ll say the video expertise that exists quite candidly in both organizations, ARRIS as well as Pace, the combination of those two, I think, is quite compelling to address the opportunities that exist across all segments. Satellite, cable and Telco. And I think from an ARRIS perspective, as Bob mentioned earlier, satellite is certainly an opportunity that we’ve been targeting for some time and this puts us right in the middle of that in a big way. But I’m not, I, I do think it’s fair to say that the delivery of video is moving more and more towards IP, so the skillset around broadband delivery is an extremely valuable asset. Regardless of what the actual, you know, last mile or the last 2,000 miles might be for delivery.

Q. Great, thank you.

>> Operator: We have no further questions at this time.

>> Great, thanks, Chris, Bob, any final words?

>> No, thanks, everyone. Really tired group of people at this end. We’re going to sign off and we’ll have our quarterly call next week and we’ll look forward to speaking with you again then. And Mike, and team, thanks for staying up late and, and again, thanks for your cooperation throughout the process.

>> No problem, thank you, Bob.

>> All right, bye-bye.

>> Thanks, everyone, that concludes our call.

>> Operator: Ladies and gentlemen, that concludes today’s conference. Thank you so much for your participation, you may now disconnect, have a great day.

[Call concluded at 5:48 p.m. ET].

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This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This document may contain forward-looking statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to PACE or ARRIS or its industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date of the document and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend” and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible combination will not be completed, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination, adverse effects on the market price of ARRIS shares and on ARRIS’s or Pace’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of ARRIS shares or Pace shares, significant transaction costs and/or unknown liabilities, customer reaction to the announcement of the combination, possible litigation relating to the combination or the public disclosure thereof, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws or their interpretation or application, regulations, rates and policies, future business combinations or disposals and competitive developments. These factors are not intended to be an all-encompassing list of risks and uncertainties. Additional information regarding these and other factors can be found in ARRIS’s reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2014. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this Announcement could cause ARRIS’s plans with respect to Pace, ARRIS’s or Pace’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. ARRIS and Pace expressly disclaim any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Important Additional Information Regarding the Transaction Will Be Filed With The SEC

It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS

ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov or at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the

Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

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The directors of ARRIS accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything.